UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No.       )
INTERNATIONAL BALER CORPORATION
(Name of Subject Company)
INTERNATIONAL BALER CORPORATION
(Name of Person Filing Statement)
Common Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)
459041109
(CUSIP Number of Class of Securities)
D. Roger Griffin, Chief Executive Officer
International Baler Corporation
5400 Rio Grande Boulevard
Jacksonville, Florida 32254
904-358-3812
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)
With a copy to:
Laura M. Holm, Esq.
Fox Rothschild LLP
777 S. Flagler Drive
West Tower — Suite 1700
West Palm Beach, Florida 33401
(561) 804-4408
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION.
Name and Address.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates to is International Baler Corporation, a Delaware corporation (“IBAL” or the “Company”). IBAL’s principal executive office is located at 5400 Rio Grande Boulevard, Jacksonville, Florida 32254. The Company’s telephone number at this address is (904) 455-3239.
Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is IBAL’s common stock, par value of $0.01 per share (each, a “Share” and collectively, the “Shares”). As of April 18, 2022, there were 5,183,895 Shares issued and outstanding.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address.
The filing person is the subject company. The name, business address, and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.” The Company’s website address is www.intl-baler.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 and is expressly not incorporated herein by reference.
Business and Background of the Company’s Directors and Executive Officers.
The name, principal business address, principal occupation, and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex I hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the United States of America. Unless otherwise indicated, the business address of the directors and executive officers is c/o International Baler Corporation, 5400 Rio Grande Avenue, Jacksonville, Florida 32254.
Tender Offer and Merger.
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by AIC Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Avis Industrial Corporation, an Indiana corporation (“Parent” or “Avis”), to acquire all of the outstanding Shares of the Company at purchase price of $1.74 per Share in cash (the “Offer Price”), payable net to the seller in cash, without interest, subject to any applicable withholding taxes. Parent is controlled by the Leland E. Boren 2012 Revocable Delaware Trust. Parent currently owns approximately 81.1% of the Shares.
The Offer is disclosed in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) and in a related Schedule 13E-3 (as it may be amended or supplemented from time to time (“Schedule 13E-3”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on April 20, 2022 and is made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal “). The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer and withdrawal rights will expire at 5:00 p.m., New York City Time, on May 19, 2022 (the “Expiration Time”), unless the Offeror has extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by the Offeror.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 23, 2022 (as it may be amended, modified, or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement is summarized in Section 7, titled “The Merger Agreement”, of the Offer to Purchase. The Purchaser will tender for all Shares at the Offer Price. The Offer is conditioned upon the satisfaction or waiver of certain conditions, prior to the Expiration Time. The conditions of the Offer are described further in Section 19(a), titled “Conditions to the Offer” of the Offer to Purchase.
The Merger Agreement provides that, as soon as practicable (and, in any event, no later than the first business day) following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, including the Minimum Tender Condition for the Merger (as described below), that Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. The Merger will be governed by Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), under which no stockholder vote is required to consummate the Merger if the Parent owns more than 90% of the Company’s issued and outstanding Shares. At the effective time of the Merger (the “Merger Effective Time”), (i) each Share owned by the Company as treasury stock or owned by Parent, Purchaser, or any other direct or indirect wholly-owned subsidiary of Parent will be canceled for no consideration and (ii) each other Share outstanding immediately before the Merger Effective Time (other than Shares for which appraisal rights have been properly demanded and not withdrawn or lost and Shares owned by any subsidiary of the Company) will be canceled and converted into the right to receive, upon their surrender, an amount equal to the Offer Price, without interest and less any required withholding taxes (the “Merger Consideration”). As a result of the Merger, the Shares will cease to be publicly traded, and the Company will become wholly owned by Parent.
The obligation of Purchaser to consummate the Merger is subject to a non-waivable condition that there will have been validly tendered (and not validly withdrawn) a number of Shares greater than 50% of the outstanding Shares owned by stockholders of the Company other than by Parent, its affiliates and the executive officers and directors of the Company (such other stockholders, the “Unaffiliated Stockholders”) immediately before the expiration of the Offer (the “Minimum Tender Condition for the Merger”) and is subject to the satisfaction or waiver of other conditions set forth in the Merger Agreement, including, (a) the absence of any law, injunction, judgment or other legal restraint that prohibits the consummation of the Offer or the Merger; (b) the accuracy of the representations and warranties of the Company and compliance by the Company with the covenants contained in the Merger Agreement, subject to a Company Material Adverse Effect (as defined in the Merger Agreement) and other materiality qualifiers; (c) there not having been a Company Material Adverse Effect since the date of the Merger Agreement and (d) other closing conditions set forth in the Merger Agreement and Annex A to the Merger Agreement (collectively, the “Offer Conditions”). The “Affiliated Stockholders” are Parent, its affiliates and the officers and directors of the Company who own Shares. Subject to the satisfaction or waiver by Purchaser or Parent of the other Offer Conditions, Purchaser will promptly after the expiration date of the Offer, accept for payment all Shares tendered (and not validly withdrawn) under the Offer and promptly thereafter pay for such Shares. Notwithstanding the foregoing, even if the Minimum Tender Condition for the Merger is not satisfied (e.g., a majority of a minority of the Unaffiliated Stockholders do not tender their Shares), the Purchaser will accept for payment all Shares tendered and not validly withdrawn under the Offer and promptly thereafter pay for such Shares.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) the Offer on April 20, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially be scheduled to expire at 5:00 p.m., New York City time, on May 19, 2022, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Purchaser for the purpose of engaging in the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer, and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(i) to the Schedule TO, the address of the principal executive office of each of Parent and Purchaser is 1909 S. Main Street, P.O. Box 548, Upland, Indiana 46989 and the telephone number at such principal office is (765) 998-8100.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents, and this Schedule 14D-9 can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC filings page of International Baler’s Investor Relations website, and the Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., which is acting as the Information Agent for the Offer (the “Information Agent”), at the contact information set forth below:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks & Brokers May Call: (212) 269-5550
Stockholders may call toll-free: (800) 967-0271
ibal@dflking.com
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.
Special Committee of the Company Board.
As publicly disclosed in a Form 8-K filed on April 7, 2021, the Company’s Board of Directors (“Board”) unanimously voted to form a special committee of independent and disinterested directors (the “Special Committee”) to evaluate the principal terms of a proposal by the Parent to acquire all of the Shares held by the Unaffiliated Stockholders (the “Unaffiliated Shares”) in April 2021. The Board delegated to the Special Committee the authority to review, evaluate and negotiate the terms and conditions of any proposed transactions (including the Transactions) and, ultimately, to approve or, for transactions for which approval could not be delegated to a committee, to recommend, or recommend against, to the Company Board the consummation of such transaction.
Conflicts of Interest.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) Parent, Purchaser or their respective executive officers, directors or affiliates, or (2) the Company’s executive officers, directors or affiliates, on the other hand.
The Special Committee and the Board were aware of the contracts, agreements, arrangements, or understandings and any actual or potential conflicts of interest described below in this Item 3 and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger.”
Arrangements between the Company, Parent, and Certain of its Affiliates.
The Merger Agreement.
On March 23, 2022, the Company, Avis and the Purchaser entered into the Merger Agreement. The Merger Agreement governs the contractual rights among the Company, Parent, and Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Parent, or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement.
Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent, and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement, instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent, or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent, or Purchaser, or any of their respective subsidiaries or affiliates. Further, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
A summary of the Merger Agreement is contained in Section 7 — “The Merger Agreement” and the description of the conditions of the Offer and the Merger contained in Section 19 — “Conditions to the Offer and Merger,” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
The Company and Parent entered into a confidentiality agreement effective as of February 24, 2021 (the “Confidentiality Agreement”) to evaluate a potential possible transaction that resulted in the Offer. Pursuant to the Confidentiality Agreement, subject to specified customary exceptions, the Parent agreed to keep confidential all non-public, confidential or proprietary information concerning the Company’s business furnished by the Company or subsidiaries and affiliates to the Parent. The Parent also agreed that the non-public, confidential and proprietary information furnished to it would be used only for the limited purpose of evaluating or performing under the potential business transaction that resulted in the Offer and not to disclose such confidential information to any third party without the written consent of the Company (other than to certain affiliates and representatives of the Parent that would use such information solely for the purposes of evaluating and/or performing the proposed business transaction). If requested by the Company or upon termination of the Confidentiality Agreement, the Parent is required to either return to the Company or destroy all copies of the non-public information furnished to the Parent and its representatives under the Confidentiality Agreement.
This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(2) to this Schedule 14d-9 and incorporated herein by reference.
Existing Business Transactions between the Company and Parent and its Affiliates.
Parent controls over 81.1% of the outstanding shares of the Company. Parent owns 100% of The American Baler Company, a competitor of the Company. On January 1, 2014, Parent acquired The Harris Waste Management Group, Inc. (“Harris”), also a competitor of the Company. On July 31, 2014 Harris acquired the assets of IPS Balers, Inc. in Baxley, Georgia, another competitor of the Company. These baler companies operate completely independent of each other. The Company had no purchases from these companies in the fiscal years ending on October 31, 2021 and 2020. The Company had no sales to The American Baler Company in fiscal years ending on October 31, 2021, and 2020. The Company had no equipment sales to Harris Waste Management in fiscal 2021. In addition, Parent owns 100% of Peninsular Cylinder Co., Inc. (“Peninsular”), a company that manufactures cylinders. The Company purchased $215,610 and $434,804 of cylinders from Peninsular in fiscal 2021 and fiscal 2020, respectively.
Indebtedness of Management.
No officer, director, or security holder is known to the Company to own beneficially or of record more than 5% of the Company’s common stock nor is any member of the immediate family of any of the foregoing persons known to the Company as being indebted to the Company.
Beneficial Ownership of Shares by Parent.
Parent is the beneficial owner of an aggregate of 4,205,158 Shares. Additional information about the ownership of Shares by Parent and its principals is set forth in “Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers.”
According to the Schedule TO, except as described in the Offer to Purchase, (i) none of Purchaser nor Parent, or to Purchaser’s or Parent’s knowledge, any of the persons listed in Annex A or Annex B to the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser, Parent or of any of the persons so listed, beneficially owns or has any right to acquire the Shares or any other equity security of the Company, and (ii) none of Purchaser nor Parent, or to Purchaser’s or Parent’s knowledge, any of the persons or entities referenced in clause (i) or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days. See also “Arrangements with the Company’s Directors and Executive Officers.”
Arrangements with the Company’s Directors and Executive Officers.
In considering the recommendation of the Special Committee and the Board set forth in “Recommendations of the Special Committee and the Board of Directors” in Item 4, you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. In particular, several of the Company’s directors and executive officers are currently directors and officers of Parent or its affiliated entities.
The Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s Unaffiliated Stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings, and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.
The Company’s Unaffiliated Stockholders should take these interests into account in deciding whether to tender their Shares in the Offer. These interests are described in more detail below, and certain interests are quantified in the narrative and the tables below.
Executive Officers of the Company.
The Company’s executive officers are as follows:
Name	Position
D. Roger Griffin	President and Chief Executive Officer
William E. Nielsen	Chief Financial Officer
If the Merger is completed, the Company’s executive officers, as of the Merger Effective Time, will continue to serve as the executive officers of the Company that is the surviving corporation in the Merger (the “Surviving Corporation”).

None of the Company’s executive officers have employment agreements or change-of-control agreements or pre-negotiated severance agreements. The Company’s executive officers serve at the will of the Board, which enables the Company to terminate an executive’s employment with discretion concerning the terms of any severance arrangement.
For additional information about beneficial ownership of Shares by the Company’s directors and executive officers, see “Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers.”
Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers.
If the executive officers and directors of the Company tender their Shares for purchase pursuant to the Offer, or if their Shares (other than Shares beneficially owned through Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent) are converted in the Merger for the right to receive the Merger Consideration, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. Except as noted above, none of the Company’s executive officers of directors hold any equity interests in the Company as of the date hereof.
The following table sets forth (1) the number of Shares beneficially owned as of March 31, 2022, by each of the Company’s executive officers and directors and (2) the aggregate cash consideration that would be payable for such Shares, based on an Offer Price of $1.74 per Share. See “Quantification of Payments Related to Company Compensatory Equity Awards Held by Directors” and “Golden Parachute Compensation” for additional information on the treatment and value of such awards.
Name of Executive Officer or Director	Number of Shares #	Cash Consideration For Shares ($)
D. Roger Griffin	—	—
John J. Martorana	20,000	$34,800
Ronald L. McDaniel	—	—
William E. Nielsen	—	—
Lael E. Boren	2,000	$3,480
Martha R. Songer	2,000	$3,480
All Current Directors and Executive Officers as a Group	24,000	$41,760
Treatment of Company Equity Awards.
The Company does not have any issued or outstanding options, restricted stock awards, restricted stock units or any other type of stock awards.
Golden Parachute Compensation.
None of the Company’s named executive officers currently have an employment agreement, severance agreement, or participate in any of the Company’s retirement plans other than the International Baler Corporation 401(k) Plan, which is available to all employees. None of the Company’s named executive officers have any agreement pursuant to which there is an accelerated vesting of outstanding equity awards in the event of termination of employment.
Employee Benefits Following the Merger.
Pursuant to the Merger Agreement, Parent has agreed that for a period of six months following the Merger Effective Time, Parent will provide each employee who was an employee of the Company or any of its subsidiaries immediately before the Merger Effective Time who remains an employee of the Surviving Company or one of its subsidiaries following the Merger Effective Time with compensation and benefits (other than equity-based compensation, nonqualified deferred compensation, retention, transaction or change in control payments, bonuses or awards, defined benefit pension benefits, and retiree medical benefits) that are substantially comparable in the aggregate to such compensation and benefits as in effect immediately before the Merger Effective Time.
Under the terms of the Merger Agreement, upon completion of the Merger, the Company’s officers at the Merger Effective Time will be the officers of the Surviving Corporation. While as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company, or their respective affiliates after the Merger Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.
Indemnification / Insurance.
The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses, and director and officer insurance coverage. Specifically, Parent has agreed, for a period of six years following the Merger Effective Time, to cause the Surviving Corporation to exculpate and indemnify the present and former officers and directors of the Company and each of its subsidiaries, against liabilities, costs and expenses incurred in connection with claims, suits and proceedings arising out of the fact that such person was an officer or director of the Company or such subsidiary to the extent permitted by applicable law. In addition, all rights to indemnification, exculpation, and advancement of expenses in favor of indemnitees as provided in the Company’s certificate of incorporation and by-laws will continue for six years after the Merger Effective Time. The Merger Agreement also provides that the Company shall maintain its officers’ and directors’ liability insurance policies (the “D&O Insurance”) for a period of not less than six years with respect to claims related to any period of time at or prior to the Merger Effective Time. The Company may obtain a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 150% of the current annual premium (“Maximum Premium”) for the Company’s directors’ and officers’ liability insurance policies. If such insurance coverage cannot be obtained at an annual premium equal to or less than that Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium.
Compensation of the Special Committee.
The Special Committee members do not receive any additional compensation for serving on the Special Committee.
Section 16 Matters.
Pursuant to the Merger Agreement, the Company and the Board will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions of Shares (including derivative securities with respect to such Shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.
Rule 14d-10(d).
The Board (or a committee thereof) will consider and adopt resolutions to approve each agreement, arrangement or understanding that has been or will be entered into on or after and prior to the Effective Time by the Company or any of its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is or becomes payable to such officer, director or employee as an employment, compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act and otherwise to take all necessary action to satisfy the non-exclusive safe harbor of Rule 14d-10(d)(2) of the Exchange Act.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION.
Recommendations of the Special Committee and the Board of Directors.
The Special Committee reviewed the terms and conditions of the Offer and the Merger with the assistance of its legal advisors and (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and the Unaffiliated Stockholders; (b) recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (c) recommended that the Board take the Company Board Actions (as defined below), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.
The Board, acting in reliance on the recommendation of the Special Committee, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its Unaffiliated Stockholders, (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be governed by and effected pursuant to Section 253 of the DGCL and that the Merger shall be consummated as soon as practicable if the Minimum Tender Condition for the Merger is satisfied following the closing of the Offer, and (v) recommended that the Unaffiliated Stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the actions of the Board in the foregoing clauses (i), (ii) and (iii), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.
Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Committee, the Board recommends that the Company’s Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser in the Offer.
In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board considered a number of reasons, described under “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” below.
Background of the Offer and the Merger.
Parent and its affiliates have maintained a controlling equity interest in and have been involved with the management and operation of the Company since February 2005. Parent’s controlling stockholder is the Leland E. Boren 2012 Revocable Delaware Trust. In addition, several executives of Parent have served or currently serve as executives and/or directors of the Company.
The Board and the Company’s management team have regularly reviewed the Company’s performance, prospects, and strategy in light of then-current business and economic conditions, as well as developments in the baler industry. These regular reviews have, from time to time, included evaluation of potential strategic combination and acquisition opportunities involving the Company.
In March 2021, Parent submitted to the Board a non-binding letter of intent (the “Letter of Intent”) that contemplated a going private transaction pursuant to which Parent would acquire all of the outstanding shares of the Company’s common stock that Parent did not already own in a merger transaction, whereby a wholly-owned subsidiary of the Parent would be merged with and into the Company. The Letter of Intent stated that the obligation of Parent to close the transaction was conditioned on, among other things: (i) a special committee of the Company’s Board consisting solely of directors who were independent and disinterested (the “Special Committee”) being formed to evaluate, negotiate and approve the transaction; (ii) the Special Committee engaging a financial advisor to prepare a fairness opinion in connection with the transaction, confirming that the consideration involved “fair dealing” and a “fair price”; and (iii) an informed vote of a majority of the Unaffiliated Stockholders. The Letter of Intent provided that the purchase price was based on the Company’s book value as of October 31, 2020, subject to increase or decrease based on the Company’s book value as of the closing date.
The Board determined that certain directors were affiliated with Parent, such that each such director had a conflict of interest and could be considered an “interested director” pursuant to Section 144 of the DGCL. The Board determined that Mr. Martorana was the sole director who was not an “interested director” pursuant to Section 144 of the DGCL. Mr. Martorana agreed to serve on the Special Committee. Although

Delaware law expressly permits committees to consist of solely one director, the Board and Mr. Martorana decided to search for an additional independent director with a finance and accounting background to serve on the Special Committee. The Board interviewed a few candidates and selected Richard Outram, an individual with an extensive background in finance, to serve as the second independent director on the Special Committee.
On April 1, 2021, the Board authorized the creation of the Special Committee, which was exclusively empowered, among other things, to consider, negotiate and evaluate any proposal in respect of a transaction with Parent and that the Special Committee should be comprised of Mr. Outram and Mr. Martorana, each of whom was an independent director and had no financial, business, professional, social or other relationship with the Parent that would adversely impact their ability to exercise independent judgment with respect to any offer Avis might make in respect of a proposed transaction.
On April 14, 2021, the Special Committee met to discuss the proposed transaction. Representatives of Fox Rothschild LLP (“Fox”), counsel to the Special Committee, were also present. The representatives of Fox reviewed the Letter of Intent with the Special Committee and then provided an overview of fiduciary duties of directors of a Delaware corporation in the context of a potential “going-private transaction” with a controlling stockholder and the Special Committee’s role, mandate and powers.
The Special Committee discussed whether they should consider soliciting interest from third parties in a potential alternative transaction with the Company. However, given Parent’s ownership of more than 80% of the Company’s issued and outstanding common stock, it was unlikely that Parent would approve any transaction with a third party unless it had a significant premium. Given the small universe of potential bidders, the Special Committee decided that it would not contact any third parties at that time.
A discussion was then held regarding the engagement of a financial advisor to advise the Special Committee and, if requested, to deliver to the Special Committee an opinion as to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by such holders in a transaction.
The Special Committee approved the Letter of Intent. The Company’s CEO executed the Letter of Intent on behalf of the Company, to be effective as of April 6, 2021.
Shortly after the meeting on April 22, 2021, the representatives of Dentons Bingham Greenebaum LLP (“Dentons”), counsel to Parent, contacted Fox to initiate and coordinate the due diligence process.
In April and May 2021, the members of the Special Committee and Fox met with representatives of three financial advisory firms to discuss their potential engagement as financial advisor to the Special Committee. The Special Committee and Fox explained the background and scope of the potential engagement. The representatives of each of the potential financial advisors discussed their respective firm’s qualifications and agreed to make a presentation to the Special Committee in May 2021.
On May 20 and 21, 2021, the Special Committee held three (3) meetings in which it interviewed each of the financial advisors. Representatives of Fox were also present. After all of the presentations were completed, the Special Committee discussed the advisors and approved the engagement of one of these financial advisors (the “Financial Advisor”).
On June 7, 2021, Dentons sent a draft of the merger agreement to Fox.
On June 10, 2021, the Special Committee hired the Financial Advisor to consider the fairness of the transaction.
On June 25, 2021, the Special Committee held a meeting in which Fox reviewed the material terms of the draft merger agreement prepared by Parent. One of the issues that Fox objected to was a provision that required the Company to pay a termination fee if the merger did not close. While the amount of the termination fee was left blank, Fox believed that any amount of a termination fee created an improper sharing of risk that adversely impacted the Company’s Unaffiliated Stockholders.
On June 30, 2021, Fox sent a mark-up of the merger agreement to Dentons which deleted the termination fee and clarified certain other provisions, including the requirement that the merger agreement must be approved by a majority of the Unaffiliated Stockholders.

On July 9, 2021, Fox and Dentons had a conference call to discuss the status of the due diligence items. In particular, Denton’s requested a copy of the Company’s financial forecast and a copy of the stockholder list.
On July 21, 2021, the Company and Parent signed a letter extending the termination date of the Letter of Intent for another sixty (60) days.
On July 23, 2021, Fox and Dentons had another meeting to discuss the status of the due diligence items.
On July 28, 2021, the Special Committee held a meeting with the Financial Advisor to discuss the fairness of the proposed offer from the Parent. Representatives of Fox and the Financial Advisor were also present. The Financial Advisor reviewed with the Special Committee its preliminary financial analysis with respect to the Company and the proposed transaction. The Financial Advisor discussed how the Parent’s offer price of book value as of October 31, 2020 related to the Company’s overall valuation and other financial metrics. The Financial Advisor also compared the offer price to the Company’s trading price on various dates, the weighted average trading price, comparative transactions, and certain synergies and cost savings that could result from the merger.
Representatives of the Financial Advisor answered a number of questions from the Special Committee and were subsequently excused from the remainder of the meeting. The Financial Advisor also agreed to provide the Company with supplemental information relating to the valuation of the Company, which was provided to the Special Committee on July 29, 2021.
The Special Committee held several meetings between July 29 and August 4, 2021, discussing the proposed offer price. The Special Committee discussed making a counteroffer at a higher price, which would be a premium to the book value and/or based on the Company’s trading price. The Special Committee reviewed the Company’s trading price in the last two years and determined that the highest sale price in that period was for $2.40 per share.
The Special Committee instructed Fox to contact Dentons to suggest that Avis increase its offer price to $2.40 per share. On August 4, 2021, Fox sent Dentons an email recommending that the offer price be increased to $2.40 per share.
On August 10, 2021, Parent responded that it did not believe that the highest trading price over the past two years for a thinly traded OTC stock was an accurate indication of its value. Parent stated that it believed that the book value was a fair price and was consistent with the closing price for the Company’s common stock on August 9, 2021. Nevertheless, in the interest of completing the transaction, Parent agreed to increase the purchase price to book value, plus a 5% premium.
Following this response, the Special Committee met, along with representatives of Fox, to discuss the Parent’s revised offer price of book value, plus a 5% premium. After discussion, the Special Committee determined that a counteroffer of the book value, plus a 10% premium, should be communicated to the Parent. Representatives of Fox, on behalf of the Special Committee, contacted representatives of the Parent to recommend that the Parent increase its offer price to book value, plus a 10% premium. In a conference call on August 10, 2021, representatives of Parent rejected the Special Committee’s proposal and stated that a 5% premium over book value constituted the Parent’s best and final offer.
After discussion, the Special Committee agreed that it would accept the purchase price of book value, plus a 5% premium. The Special Committee also discussed the fact that the Unaffiliated Stockholders would be protected if it required that a majority of the Unaffiliated Stockholders must approve the merger, which was a condition in the Letter of Intent.
On August 26, 2021, Fox sent their comments on the merger agreement to Dentons. Fox revised the merger agreement to clarify that it was a non-waivable requirement that the Unaffiliated Stockholders approve the transaction. Dentons and Fox discussed this issue in several telephone conferences and emails. Dentons maintained that, while it was a condition in the Letter of Intent that a majority of the Unaffiliated Stockholders approve the merger, it was a condition to Parent closing the merger and that Parent had reflected that condition in the draft merger agreement by providing itself with termination rights if such a vote was not received. Parent agreed that it would include the requirement that the Unaffiliated Stockholders approve the merger agreement, however, it would not make this condition a non-waivable requirement since that would conflict with the Letter of Intent.
On September 1, 2021, Dentons advised Fox in an email that Parent would not make any revisions to the voting requirements in the merger agreement and asked the Special Committee to consider approving the merger agreement without these changes, with a response deadline on or before September 3, 2021. The Special Committee held a meeting later in the day to discuss this issue. The Special Committee believed that it was important that a majority of the Unaffiliated Stockholders approve the merger and it be a non-waivable requirement, so they rejected Parent’s offer. On September 1, 2021, Fox, on behalf of the Special Committee, sent an email to representatives of the Parent stating that it believed it was a best corporate practice to obtain approval from a majority of the Unaffiliated Stockholders and it must be a non-waivable requirement for the merger. The Special Committee also stated that it looked forward to continued negotiations with the Parent regarding the merger.
On September 2, 2021, Parent informed the Company that it had withdrawn its offer and filed an Amendment to its Schedule 13-D stating that it had withdrawn its offer.
Parent and the Company did not discuss any proposed transactions until the end of December. In electronic communications between John Martorana and Gregory L. King, President and CEO of Avis, on December 20, 2021, Mr. Martorana indicated that a revised offer of 10% over book value would be something he could support, with the possibility of no other terms of the merger agreement requiring revision.
On December 20, 2021, Parent sent a letter to the Special Committee stating that it was willing to increase the offer price to a cash amount equal to the Company’s book value per share on October 31, 2021, plus a premium of 10% per share. The merger agreement would contain substantially the same terms and conditions as previously agreed to by Parent, which meant that approval of the Merger by a majority of the Unaffiliated Stockholders was not a non-waivable requirement. The Parent also requested that the Special Committee contact the Financial Advisor to prepare a fairness opinion.
The Special Committee contacted its legal counsel, Fox, to discuss the next steps. On December 22, 2021, Fox reached out to the Financial Advisor to let it know that the deal may be going forward. Financial Advisor said it would need to review the new deal structure and would report back to Special Committee on next steps.
Between January 6 and 21, 2022, Fox and the Financial Advisor discussed issues relating to updating the work for the fairness opinion.
On January 21, 2022, Dentons called Fox to discuss a new structure for the transaction, in which the Parent would make a tender offer for all of the Unaffiliated Shares at a price equal to the book value, plus a 10% premium, subject to certain customary offer conditions. If the Minimum Tender Condition (i.e., more than 50% of the Unaffiliated Stockholders accepted the Offer) and other customary conditions were satisfied, Parent’s acquisition subsidiary would be merged with and into the Company, and any remaining Shares would be canceled and converted into the right to receive the same per-share price payable in the tender offer. However, even if the Minimum Tender Condition was not satisfied, the Parent would purchase all Shares held by the Unaffiliated Stockholders that were tendered pursuant to its offer. Dentons and Fox also discussed the process to update the fairness opinion. On January 24, 2022, Dentons sent Fox an email with a summary of the structure for the transaction.
On January 24, 2022, Fox discussed the new proposed transaction structure with the Special Committee. Fox explained that a merger would not be effectuated unless more than 50% of the Unaffiliated Stockholders tendered their shares. Even if the Minimum Tender was not met, the Unaffiliated Stockholders who had tendered would receive cash for their shares at a price equal to book value, plus a 10% premium. The Special Committee authorized Fox to continue negotiations with Dentons. Fox communicated to Dentons the Special Committee’s support of the revised transaction structure.
On January 24, 2022, Fox, on behalf of the Special Committee, sent an email to the Financial Advisor requesting a quote on the fees to prepare a fairness opinion for the transaction in which the Parent would make a tender offer for the Shares held by the Unaffiliated Stockholders and a merger would only be consummated if a majority of the Unaffiliated Stockholders tendered their Shares in the tender offer.
On January 25, 2022, the Financial Advisor informed Fox via email that there would be a significant fee to update its work for the fairness opinion.
At a meeting held on January 25, 2022, the Special Committee discussed the fee proposal from the Financial Advisor. The Special Committee believed that the price was too high, given that the Financial Advisor had already performed extensive analyses related to the Company. The Company had paid $138,000 in fees to the Financial Advisor. The Special Committee also noted that the costs to obtain a fairness opinion were significant in relation to the Company’s size and annual net income. The Special Committee authorized Fox to reach out to the Financial Advisor to see if it would lower the price for the fairness opinion. On January 26, on behalf of the Special Committee, Fox reached out to the Financial Advisor to request a reduced price for the fairness opinion, in light of the fact that the Financial Advisor had already conducted extensive analyses related to the Company. The Financial Advisor responded later in the day and refused to make any accommodations on the price of the fairness opinion.
The Special Committee authorized Fox to contact Dentons to discuss the cost of the fairness opinion. On January 26, 2022, Fox advised Dentons of its communications with the Financial Advisor and the estimated cost of the fairness opinion.
On January 31, 2022, Dentons contacted Fox and advised it that the Parent had waived the requirement that the Company obtain a fairness opinion for the offer and merger if the Minimum Tender Condition was satisfied, given the excessive costs. Dentons stated that it would revise the merger agreement to exclude the requirement that the Company obtain a fairness opinion.
On February 11, 2022, Dentons sent Fox a draft of the revised merger agreement, which provided for a two-step approach (a tender offer followed by a short-form merger, if a majority of the Unaffiliated Stockholders tendered their Shares). It also removed the requirement that the Company obtain a fairness opinion.
On March 1, 2022, Fox and Dentons had a call to discuss the offer and merger if a majority of the Unaffiliated Stockholders tendered their Shares and to discuss the fairness opinion. In addition, representatives of the Special Committee, the Company, and the Parent joined the conference call. The Special Committee discussed the fairness opinion, its efforts to obtain the work product from the Financial Advisor with respect to the fairness opinion, and the possibility of hiring another financial advisor with a more reasonable fee for preparing a fairness opinion. The Special Committee requested that the Company’s Chief Financial Officer reach out to the Financial Advisor to obtain the work product for the fairness opinion.
On March 2, 2022, Fox sent a mark-up of the merger agreement to Dentons, which contained minor revisions.
On March 2, 2022, the Financial Advisor informed Fox that it had received a request from the Company’s Chief Financial Officer requesting copies of the preliminary analysis and summary analysis that it had prepared for the Special Committee.
On March 3, 2022, Fox confirmed to the Financial Advisor that the Special Committee wished to receive copies of the preliminary analysis, summary presentation, and all work product relating to the fairness opinion. On March 3, 2022, the Financial Advisor sent this material to Fox, which it forwarded to the Special Committee.
Following the Company’s filing of its first quarter 10-Q, Dentons sent a revised merger agreement to Fox on March 18, 2022 that included the Offer Price of $1.74 (which was based upon the January 31, 2022 book value) and various other minor revisions.
Between March 3 and March 23, 2022, the Special Committee, with the assistance of management, reviewed and analyzed the presentation prepared by the Financial Advisor and the revised merger agreement.
On March 23, 2022, the Special Committee held a meeting to discuss the tender offer and merger with Parent, which merger would only occur if a majority of the Unaffiliated Stockholders tendered their Shares.

Bill Nielsen, the Company’s Chief Financial Officer and D. Roger Griffin, the Company’s Chief Executive Officer, also participated in the meeting. The Special Committee determined that the offer price was fair to the Unaffiliated Stockholders and discussed various methods of valuing the Company, including book value, trading price, comparable transactions, discounted cash flow and other financial metrics. The Special Committee noted the Offer was voluntary and if the Unaffiliated Stockholders did not believe that the Offer Price was fair, they would not tender their Shares.
After considering the foregoing and taking into consideration the factors described under “Reasons for the Offer and the Merger, Recommendations of the Special Committee,” the Special Committee (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its Unaffiliated Stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, if the Minimum Tender Condition was satisfied, and (iii) recommended that the Board approve, declare advisable, and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, if the Minimum Tender Condition is satisfied.
Later, on March 23, 2022, a special meeting of the Board was convened with all directors attending except for Ronald L. McDaniel, Chairman, who was unable to participate due to an unavoidable personal matter. The Board received the recommendation of the Special Committee. At the request of the Board, the Special Committee, with the assistance of management, reviewed and discussed its financial analyses of the transaction. The Special Committee repeated its opinion that it believed from a financial point of view, that the Offer Price to the Unaffiliated Stockholders was fair. On the recommendation of the Special Committee and in consideration of the reasons described below under “— Reasons for Recommendation,” the Board (i) approved and declared it advisable that the Company enter into the Merger Agreement with Parent and consummate the transactions contemplated thereby, including the Offer and the Merger, if the Minimum Tender Condition was satisfied, and (ii) recommended that the Unaffiliated Stockholders accept the Offer and tender their shares of common stock of the Company to Parent pursuant to the Offer. Although Mr. McDaniel was unable to attend the March 23, 2022 meeting, he has expressed his support of the actions taken at such meeting to the members of the Board.
Following the Board meeting, the Merger Agreement was executed and delivered by each of the parties thereto.
On April 20, 2022, Purchaser commenced the Offer.
Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger
The Special Committee, acting with the advice and assistance of its legal advisor, evaluated and negotiated the Offer and the Merger, including the terms and conditions of the Merger Agreement, and (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, if the Minimum Tender Condition is satisfied, are advisable, fair to, and in the best interests of, the Company and the Unaffiliated Stockholders and (ii) recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares of common stock of the Company to Parent pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Special Committee also recommended to the Board that it, in each case, on the terms and subject to the conditions set forth in the Merger Agreement:
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determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its Unaffiliated Stockholders;

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approve and adopt the Merger Agreement and declare it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, if the Minimum Tender Condition and Other Offer Conditions were satisfied; and

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approve the execution, delivery, and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger.

Reasons for the Offer and the Merger; Recommendation of the Special Committee.
In the course of reaching its determination and making its recommendations the Special Committee considered, in consultation with its legal advisors, information with respect to the Company’s financial condition, results of operations, businesses, competitive position and business strategy, on a historical and prospective basis as well as current industry, economic and market conditions and trends.
The Special Committee considered the following factors as being generally supportive of its determination and recommendations:
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the Special Committee’s understanding of the Company’s industry, business, operations, financial condition, earnings, strategy, and prospects of the Company (including the risks involved in achieving these prospects), as well as the Company’s historical and projected financial performance;

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the ongoing business challenges faced by the Company, including, among other things, increased competition in the baler market and the potential impact on the Company’s future operational performance;

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that the Unaffiliated Stockholders will receive cash for their shares and will therefore have immediate liquidity and receive certain value for their Shares at $1.74 per share, particularly in light of the relatively limited trading volume of the shares of common stock of the Company;

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the fact that the Offer is a voluntary transaction in which the Stockholders may or may not participate. Stockholders are not required to tender their Shares;

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the fact that the Stockholders who are record owners who tender their Shares directly to the Parent will avoid the usual transaction costs that would otherwise be incurred if the Shares were sold in an open market transaction, if any such sale could be arranged. If a Stockholder owns Shares through a broker, dealer, commercial bank, trust company or other nominee, the Stockholder will need to contact the nominee to determine if any charges will apply;

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the fact that the Parent will purchase all Shares tendered in the Offer, even if the Minimum Tender Condition for the Merger is not met, ensuring that the Unaffiliated Stockholders will receive liquidity for their Shares;

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that the Special Committee was able to negotiate an effective increase in the Offer Price from book value, to book value, plus a 10% premium, notwithstanding the ongoing challenges to the business described above during the negotiation period;

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the belief by the Special Committee that the Offer Price was the highest price that could reasonably be obtained from Parent, that the terms set forth in the Merger Agreement were the most favorable terms Parent would be willing to agree to and that further negotiations would create a risk of causing Parent to abandon the transaction altogether or materially delay the entry into a definitive agreement for the transaction;

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if the Merger was approved by a majority of the Unaffiliated Stockholders, the Stockholders who did not tender their Shares would be able to exercise appraisal rights and demand fair value for their Shares of the Company’s common stock as determined by a Delaware court, which may be determined to be more or less than the cash amount offered in the Merger;

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the Unaffiliated Stockholders will have the procedural protections available under the appraisal rights provisions in Section 262 of the DGCL;

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the fact that, since the public announcement of the Parent’s offer to purchase shares of the Company’s common stock on February 24, 2021, none of the Company, the Special Committee, or any of the Special Committee’s legal advisors received any inbound inquiries from third parties relating to a potential alternative acquisition transaction with the Company;

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the anticipated timing of the consummation of the Offer and the Merger, and the structure of the transaction as a cash tender offer for all outstanding Shares and a merger effected pursuant to Section 253 of the DGCL, which allows for the potential for closing in a relatively short timeframe;

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the likelihood that the Offer and the Merger would be completed, based on, among other things, (i) the limited number and nature of the conditions to the completion of the Offer and the Merger, including the fact that there is no financing condition, and (ii) the Company’s ability pursuant to the Merger Agreement to seek specific performance to prevent breaches of the Merger Agreement by Parent and to specifically enforce the terms of the Merger Agreement;

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the terms and conditions of the Merger Agreement, as discussed in more detail in the section entitled “The Merger Agreement”, which the Special Committee, after consulting with Fox, considered to be reasonable and consistent with relevant precedent transactions.

The Special Committee also considered a number of factors discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Offer and the Merger. The Special Committee believes these factors support its determinations and recommendations and provide assurance of the procedural fairness of the Offer and the Merger:
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the exclusive authority granted to the Special Committee by the Board to negotiate the terms and conditions of the Offer and the Merger, as set forth in the Merger Agreement, or to determine not to pursue any transaction involving the Parent;

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that the Special Committee consists solely of an independent and disinterested director;

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that under the DGCL, Stockholders have the right to demand appraisal of their Shares of the Company’s common stock as discussed in Item 8 below in the section entitled “Appraisal Rights;

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that the compensation provided to the members of the Special Committee in respect of their services was not contingent on the Special Committee approving the Merger Agreement and taking the other actions described in this Schedule 14D-9;

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that the Special Committee held numerous meetings to discuss and evaluate a potential Parent transaction and each member of the Special Committee was actively engaged in the process;

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that the Special Committee received the advice of Fox, as its legal counsel;

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that the financial and other terms and conditions of the proposed transaction were the product of extensive negotiations that took place over the course of several months between the Special Committee, with the assistance of its legal advisors and representatives, on the one hand, and Parent and its legal advisors and representatives, on the other hand;

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that prior to the acceptance time of the Offer, under specified circumstances, the Board (upon recommendation of the Special Committee) may change its recommendation in favor of the Merger in response to superior proposals and certain other intervening events (as discussed in more detail in Item 7 — “The Merger Agreement — No Solicitation” of the Offer to Purchase).

In the course of reaching its determinations and making its recommendations, the Special Committee also considered the following countervailing factors concerning the Merger Agreement and the Offer and the Merger:
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that the Unaffiliated Stockholders will have no ongoing equity participation in the Company following the Merger and that those stockholders will cease to participate in the Company’s future earnings or growth, if any, and will not benefit from increases, if any, in the value of the common stock of the Company;

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the possibility that Parent’s ownership of a significant percentage of the voting power of the common stock of the Company may have discouraged other potential acquirers from making an alternative acquisition proposal for the Company;

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that the Merger Agreement precludes the Company from actively soliciting alternative acquisition proposals;

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the risk, in the event the Offer and the Merger do not close, of incurring substantial expenses related to the Offer and the Merger;

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the possibility that, at some future time, Parent could sell some or all of the Company or its securities, businesses, or assets to one or more purchasers at a valuation higher than that available in the Offer and the Merger, and that the Unaffiliated Stockholders would not be able to participate in or benefit from such a sale;

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the risk that, while the Offer and the Merger are expected to be completed, there can be no guarantee that all conditions to Purchaser’s obligations to complete the Offer or the parties’ obligations to complete the Merger will be satisfied, and as a result, it is possible that the Offer and the Merger may not be completed even if the Minimum Tender Condition for the Merger is satisfied;

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the risks and costs to the Company of the pendency of the Offer and the Merger, or if the Offer and the Merger do not close, including the potential effect of the diversion of management and employee attention from the Company’s business, the substantial expenses which the Company will have incurred, and the potential adverse effect on the relationship of the Company and its subsidiaries with their respective employees, agents, customers, and other business contacts;

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that the receipt by stockholders of the Offer Consideration and the Merger Consideration will be taxable transactions for U.S. federal income tax purposes as described under Item 13 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase; and

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that certain of the Company’s officers and directors may have interests in the Offer and the Merger that are different from, or in addition to, the interests of the Company’s stockholders, including certain of the Company’s directors’ and officers’ involvement with Parent, the interests of the Company’s directors and officers in being entitled to continued indemnification and insurance coverage from the Surviving Corporation under the Merger Agreement, and the Company’s certificate of incorporation and other interests described under Item 3 above in the section entitled “Arrangements with the Company’s Directors and Executive Officers.”

The above discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but indicates the material matters considered. In reaching its determination and recommendation, the Special Committee did not quantify, rank, or assign any relative or specific weight to any of the foregoing factors, and individual members of the Special Committee may have considered various factors differently. The Special Committee did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Special Committee based its recommendation on the totality of the information presented.
Reasons for the Offer and Merger; Recommendation of the Board.
As of March 23, 2022, the Board consisted of six directors. On March 23, 2022, in reliance on the recommendations of the Special Committee, the Board, on behalf of the Company:
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determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its Unaffiliated Stockholders;

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approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger;

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approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and

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recommended that the Unaffiliated Stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching its determination, the Board considered a number of factors, including the following material factors:
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the Special Committee’s determination, which the Board adopted, that it was advisable, fair to, and in the best interests of, the Company and the Unaffiliated Stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and the Special Committee’s recommendation that the Board approve and adopt the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement;
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the procedural fairness of the transaction, including that the transaction was negotiated over a period of more than 1 year by a Special Committee consisting of an independent and disinterested director who was not affiliated with the Parent and is not an employee of the Company or any of its subsidiaries, that, to the knowledge of the Board after due inquiry, the member of the Special Committee does not have any material interest in the Offer or the Merger different from, or in addition to, that of the Unaffiliated Stockholders other than his interests described in Item 3 above under the caption “Arrangements with the Company’s Directors and Executive Officers,” and that the Special Committee was advised by its own legal advisors; and

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the non-waivable condition to the closing of the Merger that Shares of common stock of the Company, representing at least a majority of the outstanding Shares of common stock of the Company owned by the Unaffiliated Stockholders, are validly tendered to the Purchaser in the Offer.

The above discussion of the information and factors considered by the Board is not intended to be exhaustive but indicates the material matters considered. In reaching its determination and recommendation, the Board did not quantify, rank, or assign any relative or specific weight to any of the foregoing factors, and individual members of the Board may have considered various factors differently. The Board did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Board based its recommendation on the totality of the information presented.
Other than as described in this Schedule 14D-9, the Company is not aware of any firm offer by any other person during the prior two years for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets or a purchase of the Company’s securities that would enable such person to exercise control of the Company.
The Special Committee recommends that the Unaffiliated Stockholders, and the Board recommends (upon the recommendation of the Special Committee) that the Company’s Unaffiliated Stockholders, accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Intent to Tender.
To the knowledge of the Company after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer (other than the Shares held by the Parent).
Financial Analysis of the Offer.
The Special Committee discussed and considered a number of factors in evaluating the fairness of the Offer to the Unaffiliated Stockholders from a financial point of view. In determining the substantive fairness of the transaction to the Unaffiliated Stockholders:
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the Special Committee believed that book value was the most relevant indicator of fair value of the Company because the Company has significant assets, including cash, inventory, receivables, equipment, and property. Furthermore, book value is a good approach if a company has particularly low profits or negative earnings. In the last three years, the Company had negative earnings/losses of $130,814 and $408,415 in fiscal 2021 and 2020, respectively. The Special Committee noted that when it first began negotiations with the Parent, the offer price was equal to book value and the offer price had been increased to a ten percent premium over book value;

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the Special Committee reviewed the trading volume in the Company’s common stock. In the ninety (90) days prior to the announcement of the Merger on March 25, 2022, the Company’s common stock traded on only 10 days and the average trade size was 741 shares. The Special Committee believes that the liquidity that would result from the Offer and the Merger, if the Minimum Tender Condition were satisfied, would be beneficial to the Unaffiliated Stockholders. As of April 20, 2022, the Unaffiliated Stockholders are not able to easily sell their Shares into the public market;
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the Special Committee reviewed the current and historical trading prices of the Company’s common stock and the fact that the $1.74 per share cash price represents an approximately 10% premium to the closing price as quoted by the OTC Bulletin Board on, March 24, 2022, the last trading day immediately prior to the announcement of the Merger proposal;

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the Special Committee did not consider the liquidation value of the Company’s assets as a factor because the Special Committee considers the Company to be a viable going-concern business;

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the Special Committee did not consider the value of the Company in a sale as a going concern. Because the Parent owns more than 80% of the Company’s issued and outstanding common stock, it was unlikely that Parent would approve any transaction with a third party;

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the Special Committee believes that the Offer is fair because it is purely voluntary and if the Unaffiliated Stockholders do not believe the Offer Price is fair, they will not tender their Shares. Even if the Minimum Tender Condition is not met, the Parent will purchase all shares that are tendered (assuming the other Offer Conditions are met);

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the Special Committee believes the Merger is fair, because the Merger will not occur unless the Minimum Tender Condition (e.g., a majority of the Unaffiliated Stockholders must tender their Shares). The Special Committee also noted that even if the Merger is consummated because the Minimum Tender Condition is met, the Unaffiliated Stockholders will have appraisal rights under Delaware law if they do not believe that the Offer Price is fair;

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except for the Parent’s proposal, the Special Committee is not aware of, and thus did not consider any offers or proposals made by any other unaffiliated person during the past two years for (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) an acquisition of the Company, (c) a tender offer or other acquisition of any class of the Company’s securities, (d) the sale or other transfer of a material amount of the assets of the Company or (e) a purchase of the Company’s securities that would enable the purchaser to exercise control over the Company.

The Special Committee initially obtained an investment bank to prepare a fairness opinion. However, given the costs of the fairness opinion in relation to the Company’s net income, the Parent waived the requirement to obtain a fairness opinion in the merger agreement.
Based on the knowledge and analysis of available information regarding the Company and consideration of factors described above, the Special Committee believes that the Offer and the Merger, if the Minimum Tender Condition is met, is procedurally and substantively fair to the Unaffiliated Stockholders.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.
Except for the engagement of the Financial Advisor, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.
The Company engaged the Financial Advisor to prepare a fairness opinion in June 2021 and paid over $138,000 to Financial Advisor for this work. In January 2022, the Company contacted the Financial Advisor to discuss the costs to update the work for the fairness opinion and was advised that the costs would be substantial. The Special Committee notified the Parent of the significant additional fees to issue the fairness opinion and the Parent advised the Company that it would remove the requirement to have a fairness opinion as a condition to closing the Offer and the Merger.
The Special Committee considered hiring a fairness advisor before proceeding with making any recommendations on the Offer or the Merger, but decided against such action because (i) the Offer is purely voluntary and the Unaffiliated Stockholders are not required to sell; (ii) the costs of a financial advisor would be significant in relation to the Company’s size and annual net income; and (iii) the Special Committee expected that a fairness advisor would likely determine a fair value similar to the price offered by Parent.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
No transactions with respect to Shares have been affected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing, or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
ITEM 8.   ADDITIONAL INFORMATION.
Named Executive Officer Golden Parachute Compensation.
See Item 3 above under the heading “Arrangements with the Company’s Directors and Executive Officers — Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.
Appraisal Rights.
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 253 of the DGCL, either a constituent corporation before the Merger Effective Time or the Surviving Corporation within ten days thereafter will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation, and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her, or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.
Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:
•
You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be at 5:00 p.m., New York City time, on May 19, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about April 20, 2022). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•
You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•
You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Merger Effective Time.

If the Merger is consummated pursuant to Section 253 of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Merger Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.
All written demands for appraisal should be addressed to:
International Baler Corporation
5400 Rio Grande
Jacksonville, Florida 32254
Attention: Corporate Secretary
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank, or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and who timely and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor, has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. No determination has been made as to whether such a payment may be made if the Merger is consummated, and Parent, the Company, and the Surviving Corporation reserve the right to make such a payment upon the consummation of the Merger.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as, or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger

Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding) by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Merger Effective Time.
At any time within 60 days after the Merger Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders’ rights to appraisal will cease, and all holders of Shares will be entitled to receive the Merger Consideration (which is an amount in cash equal to the Offer Price, without interest and subject to reduction for any applicable withholding tax). Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Merger Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Merger Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Merger Consideration therefor (which is an amount in cash equal to the Offer Price, without interest and subject to reduction for any applicable withholding tax).
If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.
The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.
Anti-Takeover Statutes.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Parent and its affiliates have been interested stockholders for more than three years. Also, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.
The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective board of directors will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.
Regulatory Approvals.
The Company is not aware of any filings, approvals, or other actions by or with any governmental authority or administrative or regulatory agency, other than with the SEC, that would be required as a result of Parent’s or Purchaser’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.
Rule 13e-3.
Because Parent is an affiliate of the Company, the Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Parent and Purchaser, and the Rule 13e-3 Transaction Statement filed by the Company (including the exhibits thereto).
Stockholder Approval of the Merger Not Required.
Because the Merger will be consummated in accordance with Section 253 of the DGCL, no stockholder vote will be necessary to effect the Merger.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, and the Company’s Quarterly Reports on Form 10-Q for the three months ended January 31, 2022.
Legal Proceedings.
No lawsuits challenging the Transactions are currently pending; however, such suits may be filed in the future.
Forward-Looking Statements.
This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements, including statements relating to the proposed acquisition of the Company by Parent and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (b) the inability of Parent to complete the Merger due to the failure to obtain approval from a majority of the Unaffiliated Stockholders or the failure to satisfy other conditions to completion of the proposed Offer and Merger; (c) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (d) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger Agreement; (e) the risk that the pendency of the proposed Offer and Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed Offer and Merger; (f) the effect of the announcement of the proposed Offer and Merger on the Company’s relationships with its customers, operating results and business generally; and (g) the amount of the costs, fees, expenses and charges related to the proposed transactions under the Merger Agreement. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended. Inclusion of any information or statement in this Schedule 14D-9 does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9 or otherwise, and such information included in this Schedule 14D-9 is based on information currently available and may not be reliable after this date.
ITEM 9.   EXHIBITS.
The following Exhibits are filed herewith or incorporated herein by reference:
(a)(1)(A)	Offer to Purchase dated April 20, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on April 20, 2022).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(e)(1)	Agreement and Plan of Merger, by and among Avis Industrial Corporation, AIC Merger Sub, Inc., and International Baler Corporation dated March 23, 2022 (incorporated by reference to Exhibit 2.1 in International Baler Corporation’s Current Report on Form 8-K filed with the SEC on March 25, 2022).
(e)(2)	Confidentiality Agreement, effective as of February 24, 2021, between Avis Industrial Corporation and International Baler Corporation.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete, and correct.
INTERNATIONAL BALER CORPORATION
By:
/s/ Roger Griffin

Name: D. Roger Griffin
Title:  Chief Executive Officer
Dated: April 20, 2022

Annex I
CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF BALER
Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of our directors and executive officers. The business address of each such director and executive officer is 5400 Rio Grande Avenue, Jacksonville, FL 32254. The business telephone number of each director and executive officer is (904) 358-3812. Each of our directors and executive officers is a citizen of the United States of America.
During the past five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or us from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
DIRECTORS AND EXECUTIVE OFFICERS OF BALER
Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
D. Roger Griffin	D. Roger Griffin has served as Baler’s Chief Executive Officer and President since October 11, 2021. He previously served as the President and Chief Executive Officer of Baler from February 2008 to January 2017. He served as the Vice President of Manufacturing for Avis from January 2017 until his resignation on October 8, 2021. He also served as the President of Pacific Forge, Inc. a forging company and wholly-owned subsidiary of Avis, from January 2017 until his resignation on October 8, 2021. Mr. Griffin serves as a director of each of Pacific Forge, Inc. and James Steel & Tube Co., positions that he has held since June 2017 and March 2020, respectively.
William E. Nielsen	William E. Nielsen has served as the Baler’s Chief Financial Officer since June 1994, as interim President and Chief Executive Officer from September 24, 2021 through October 11, 2021 and was elected as a Director on November 20, 1997. Mr. Nielson previously served Baler’s President and Chief Executive Officer from January 10, 2017 through September 30, 2017.
John J. Martorana	John J. Martorana joined the Baler’s Board of Directors on January 5, 2009. He has been President of Iron Container, LLC since 2010 and has been a consultant to several divisions of Wastequip, Inc. since 2007.
Ronald L. McDaniel	Ronald L. McDaniel joined Baler’s Board of Directors as its Chairman on May 16, 2006. He has been Chairman of the Board of Avis since December 2018, after having been first elected to the Avis Board in March 2016. Mr. McDaniel has been president of Western-Cullen-Hayes, Inc. since 1980.
Lael E. Boren	Lael E. Boren has served as a Director of Baler since April 2011. He has also been on the Board of Directors of Avis since October 2011. Avis since October 2011. From 2013 to 2021, Mr. Boren was a Vice President of Avis.
Gregory L. King	Gregory L. King joined Baler’s Board of Directors on September 24, 2021. He currently serves as President and Chief Executive Officer of Avis, a position he has held since October 2020. Prior to that, Mr. King was President and CEO of The Harris Waste Management Co. (a wholly-owned subsidiary of Avis) from April 2016 to December 2020.

Name	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Martha R. Songer	Martha R. Songer has been on the Board of Directors of Baler since April 2011. She has also served as a Director of Avis since October 2011. She is the Executive Director of Avis Foundation, Inc and has been in that role since January 2020. From 2012 to 2019, Ms. Songer was a Vice President of Avis.

Annex II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
§ 262 Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed.]

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.